October 31, 2024

Ting Kin Cheung
Chief Executive Officer
Plutus Financial Group Limited
8/F, 80 Gloucester Road
Wan Chai, Hong Kong

       Re: Plutus Financial Group Limited
           Amendment No. 6 to Registration Statement on Form F-1
           Filed October 25, 2024
           File No. 333-276791
Dear Ting Kin Cheung:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 30,
2024 letter.

Amendment No. 6 to Registration Statement on Form F-1
Cover Page

1. Please revise your disclosure here and throughout that "[t]he Company may be subject to unique risks due to uncertainty of the interpretation and the application of the PRC laws and regulations" to state that the company is subject to such risks.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Revenues, page 63

2. We note your disclosures in multiple locations (e.g., pages 4, 5, 63, etc.) that margin loans at December 31, 2022, December 31, 2023, and June 30, 2024 were HK$56,525,000, HK$34,477,000, and HK$34,700,000, respectively. However, this
 October 31, 2024
Page 2

      does not appear to match your rollforwards on pages 66 and 80, nor does it appear to match the June 30, 2024 total in the balance sheet or interim Note 6 (HK$34,593,000).
      Please revise, reconcile, and explain the differences in your rollforwards so that readers can appropriately interpret the data presented. In addition, revise or reconcile and explain any differences between balances in your rollforwards and related amounts shown elsewhere in the filing, such as in the footnotes and your financial statements. As examples only, we note that:
          balances at each period end in your margin loan rollforward on page 5 do not appear to match amounts shown in the rollforwards on pages 66 and 80; and
          your rollforward on page 66 appears to show no margin loan activity during the first half of 2024 except HK$107,000 of expected credit loss recognized, but this does not appear consistent with disclosures on page 5 or the interest income recognized during the period.
Operating Expenses, page 64

3. We note your disclosure that the contractual arrangement with the account executive
      "who procured the customers with defaulted margin loans" was terminated during the year ended December 31, 2023. Please revise your disclosures to address the items below.
          Clarify whether all defaulted margin loans for the periods presented were procured by this former account executive.
          Quantify the amount or percentage of total investments, revenues. and commissions paid that were attributable to this account executive during the
          periods presented.
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Loans to Customers, page F-10

4.    We note your response to comment 4 and related revisions on page F-10.
Please
      expand your disclosures, here or elsewhere in your footnotes as appropriate, to address the items below.
          We note that you charge off receivables after all collection efforts have ceased. Describe your collection effort process for margin loan receivables, including actions related to borrowers and to account executives, and explain at what point you cease those efforts and consider them to be completed / exhausted.
          Quantify the amount of receivables, if any, that exceeded the provision for credit losses and were directly charged off in the consolidated statements of loss and other comprehensive loss during the periods presented.
 October 31, 2024
Page 3

       Please contact Marc Thomas at 202-551-3452 or Cara Lubit at 202-551-5909 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Jessica Livingston at 202-551-3448 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Finance